Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Agreement to Acquire an
Additional Capesize Vessel

February 16, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today that it has entered into a definitive agreement with an unaffiliated third party to purchase a Capesize vessel (the “Vessel”).

The Vessel was built in 2006 at a reputable shipyard in Japan, has a cargo-carrying capacity of approximately 177,000 deadweight tons (“dwt”) and shall be renamed M/V Tradership. The Vessel is expected to be delivered towards the end of the first quarter or early in the second quarter of 2021, subject to the satisfaction of certain customary closing conditions. Following her delivery, the size of the Company’s fleet will increase to 12 Capesize vessels with an aggregate cargo capacity of approximately 2,103,042 dwt.

The special survey and ballast water system installation for the Vessel were completed recently by the current owner and therefore the Company does not anticipate incurring any off-hire or significant capital expenditure for this Vessel at least for the next two years. The gross purchase price of $17 million is expected to be funded with cash on hand.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to announce another timely acquisition of a high quality Capesize vessel built by a first-class shipyard in Japan. The addition of the M/V Tradership to our fleet is further increasing our operating leverage as a leading pure-play Capesize company.

The Vessel is expected to be delivered to us promptly, during a greatly improved Capesize market. The average of the 5 time-charter routes of the Baltic Capesize is currently about 60% higher than the same period average for the last 5 years, while the Capesize forward freight contracts (“FFA”) for the second half of 2021 are trading at above $19,400 per day. Based on these FFA rates, the incremental net revenue from this acquisition may exceed $5 million for the remainder of the year assuming delivery at the end of the first quarter of 2021.

Seanergy is well placed to benefit from the substantial improvement of the market with its entire fleet currently employed under spot charters or long-term index-linked time charters, directly tied to the Capesize index.

We strongly believe that our segment represents the best fundamentals in the dry bulk industry. We will continue to actively pursue accretive growth transactions aiming to improve shareholder returns for the years to come.”

Company Fleet upon Vessel’s delivery:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Employment
Partnership	Capesize	179,213	2012	Hyundai	T/C Index Linked
Championship	Capesize	179,238	2011	Sungdong	T/C Index Linked
Lordship	Capesize	178,838	2010	Hyundai	T/C Index Linked
Premiership	Capesize	170,024	2010	Sungdong	T/C Index Linked
Squireship	Capesize	170,018	2010	Sungdong	T/C Index Linked
Knightship	Capesize	178,978	2010	Hyundai	T/C Index Linked
Gloriuship	Capesize	171,314	2004	Hyundai	T/C Index Linked
Fellowship	Capesize	179,701	2010	Daewoo	T/C Index Linked
Geniuship	Capesize	170,058	2010	Sungdong	T/C Index Linked
Goodship	Capesize	177,536	2005	Mitsui Engineering	Voyage/Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	Voyage/Spot
Tradership	Capesize	176,925	2006	Japanese shipyard	Voyage/Spot
Total		2,103,042	12.2

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of the new vessel, the Company's operating fleet will consist of 12 Capesize vessels with an average age of 12.2 years and aggregate cargo carrying capacity of approximately 2,103,042 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's ability to continue as a going concern; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC,  its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com